Exhibit 99.1

NEWS RELEASE

Endeavour Silver Forecasts Seventh Consecutive Year of Production Growth
at Lower Cash Costs in 2011, Major Plant Expansion Planned for Guanajuato

Vancouver, Canada – January 19, 2011 - Endeavour Silver Corp. (TSX: EDR; NYSE-Amex: EXK; DB-Frankfurt: EJD) announced today that it is forecasting its seventh consecutive year of production growth and lower cash costs in 2011.  The Company owns and operates two high grade, underground, silver-gold mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Silver production is forecast to exceed 3.7 million ounces (oz) in 2011, with gold production in excess of 19,000 oz (4.7 million oz of silver equivalent production at the current silver:gold ratio of 50:1).  Cash costs are expected to continue to decline from US$5.93 per oz range reported in Q3, 2010.  Assuming US$24 silver and US$1320 gold, Endeavour anticipates its operating profit margin will exceed US$18 per oz in 2011.

Endeavour carried a healthy financial position through the 2010 year-end, with US$105 million in working capital of which US$87 million was cash or cash equivalents, up sharply from US$39 million in working capital and US$27 million in cash at the end of 2009.

As a result of recent exploration successes in the Guanajuato district, Endeavour’s Board of Directors has approved plans for a major expansion of the Guanajuato plant in 2011, from the current 600 tonnes per day (tpd) up to 1000 tpd, at an estimated cost of US$4.3 million.  This expenditure is part of the Company’s US$33 million budget for capital investments in 2011, which should readily be covered by the Company’s anticipated 2011 cash-flow.

Similar to recent years, the first two quarters of silver production in 2011 are scheduled to be relatively flat, as management focuses on the plant expansion, mine development, and other capital programs. However, silver production is expected to increase in Q3 and Q4 as the expanded Guanajuato plant comes online and new ore-bodies under development during the first half of the year enter into production.

Bradford Cooke, Chairman and CEO, is also pleased to announce the appointment of Ria Fitzgerald, B. Com., CFA, as Endeavour’s Corporate Finance Consultant.  Ria started her career as an Analyst in Corporate Finance for RBC in 2001, then moved to Salman Partners where she worked her way up from Analyst to Associate to Vice President, Investment Banking until she left Salman in 2010.

Ms. Fitzgerald helped to place over 100 financings at Salman Partners, participating in more than $7 billion in equity offerings for private and public companies in a variety of industries, with a focus on the mining sector.  She also provided Financial Advisory Services for mergers & acquisitions of companies and target assets including Valuations & Fairness Opinions.

Ria will consult part time with Endeavour management on corporate development, in order to identify and evaluate potential mergers and acquisition opportunities to facilitate Endeavour’s future growth.

Endeavour Silver Corp. is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.